Zosano Pharma Corporation

34790 Ardentech Court

Fremont, California 94555

March 27, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Edwards

Re:	Zosano Pharma Corporation
Registration Statement on Form S-1
Filed December 22, 2017, as amended (File No. 333-222265)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Zosano Pharma Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-222265) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 PM, eastern time, on March 28, 2018, or as soon thereafter as is practicable. By separate letter, the underwriters of the offering of securities being registered join in this request for acceleration.

In connection with this request, the Company acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Stacie S. Aarestad, Esq. of Foley Hoag LLP at (617) 832-1108.

ZOSANO PHARMA CORPORATION

By:	/s/ Georgia Erbez
	Name:	Georgia Erbez
	Title:	Chief Business Officer and Chief Financial Officer

Zosano Pharma Corporation – Acceleration Letter